UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 3)*
PYR Energy Corporation

(Name of Subject Company)
PYR Energy Corporation

(Names of Persons Filing Statement)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
693677106

(CUSIP Number of Class of Securities)
Kenneth R. Berry Jr.
PYR Energy Corporation
1675 Broadway, Suite 2450
Denver, Colorado 80202
(303) 825-3748

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Alan Talesnick, Esq.
Lloyd H. Spencer, Esq.
Patton Boggs LLP
1801 California Street
Suite 4900
Denver, Colorado 80202
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment
     The purpose of this amendment is to amend and supplement Items 3, 6 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by PYR Energy Corporation (“PYR Energy” or the “Company”) on April 11, 2007, and subsequently amended.
Item 3. Past Contacts, Transactions, Negotiations and Agreements
     Item 3 is hereby amended and supplemented by the addition of the following information:
     Except (a) as described or incorporated by reference in this Schedule 14D-9, as amended, (b) as described or incorporated by reference in the Information Statement pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended, filed as exhibit (e)(8) to this Schedule 14D-9 and incorporated herein by this reference, or (c) as set forth in the excerpts from the Company’s Definitive Proxy Statement dated May 16, 2006 filed as exhibit (e)(1) to this Schedule 14D-9 and incorporated by reference herein, to the knowledge of the Company, as of the date of this Schedule 14D-9 there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Samson or Acquisition Corp. or their respective executive officers, directors or affiliates.
     (a) Arrangements with Current Executive Officers and Directors of the Company
     On April 13, 2007, the Board of Directors approved a one-time bonus of $25,000 for each director payable upon the closing of the Merger. On May 29, 2007, in connection with the resignations of Bryce W. Rhodes and Dennis M. Swenson described below, the Board of Directors approved an acceleration of the $25,000 bonus payment to each of Messrs. Rhodes and Swenson.
Item 6. Interest in Securities of the Subject Company
     Item 6 is hereby amended and supplemented as follows:
     Except as described below and except as disclosed in the Schedule 14D-9 previously filed by the Company, as subsequently amended, no transactions with respect to the Common Stock of the Company have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

			Number
			Shares of
	Date of	Nature of	Common	Purchase/Sale
Name	Transaction	Transaction	Stock	Price
Kenneth R. Berry, Jr.	5/25/07	Sale (1)	172,865	$1.30
Bryce W. Rhodes	5/25/07	Sale (1)	77,414	$1.30

(1)	Shares tendered pursuant to the Revised Offer

Item 8. Additional Information
Item 8 is hereby amended and supplemented by the addition of the following information:
     Samson Tender Offer
     The Revised Offer expired at 12:00 midnight, New York City time, on May 24, 2007. According to Samson and Acquisition Corp. approximately 25,096,856 shares of Company Common Stock were validly tendered and accepted for payment by Acquisition Corp. pursuant to the Revised Offer. Following the purchase of the tendered shares, Acquisition Corp. will own in excess of 75% of the outstanding Company Common Stock.
     Samson and Acquisition Corp. also announced the commencement of a subsequent offering period during which Company stockholders may tender shares of Company Common Stock for purchase at the $1.30 per share cash price. The subsequent offering period commenced Friday, May 25, 2007 and is scheduled to expire at 5:00 p.m. New York City time on Monday, June 4, 2007, unless Samson extends the subsequent offering period.
     Pursuant to the terms and conditions of the Merger Agreement, Acquisition Corp. will be merged with and into the Company, and each outstanding share of Company Common Stock not tendered into the Revised Offer, including in the subsequent offering period (other than shares held by the Company, Samson, Acquisition Corp. or stockholders who properly perfect appraisal rights under Maryland law, if applicable), will be converted into the right to receive $1.30 per share in cash, without interest. Following consummation of the Merger, the Company will continue as the surviving corporation and a wholly owned subsidiary of Samson.
     Changes in Directors
     On May 29, 2007, Bryce W. Rhodes and Dennis M. Swenson resigned as directors of the Company’s board of directors and, on May 29, 2007, pursuant to the Merger Agreement, C. Philip Tholen and Mike Daniel were appointed to the Company’s board of directors at Samson’s request.

Item 9. Exhibits

Exhibit No.	Document
(a)(1)	Press release issued by PYR Energy on April 11, 2007 (1)

(a)(2)	Joint Press Release, dated April 23, 2007, announcing the entry into a definitive merger agreement (incorporated by reference to Exhibit 99.1 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)

(a)(3)	Letter from PYR Energy Corporation to stockholders dated May 2, 2007 (2)

(a)(4)	Opinion of C.K. Cooper & Company dated April 23, 2007 (2)

(e)(1)	Excerpts from PYR Energy’s Proxy Statement on Schedule 14A filed May 16, 2006 relating to the PYR Energy 2006 Annual Meeting of Shareholders (1)

(e)(2)	Rights Agreement, dated January 31, 2007 between PYR Energy Corporation and U.S. Stock Transfer Corporation, as Rights Agent (incorporated by reference to Exhibit 1 to PYR Energy’s Registration Statement on Form 8-A filed on February 2, 2007

(e)(3)	Agreement and Plan of Merger, dated April 23, 2007, by and among PYR Energy Corporation, Samson Investment Company and Samson Acquisition Corp. (incorporated by reference to Exhibit 10.1 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)

(e)(4)	Amendment to Rights Agreement, dated April 23, 2007 between PYR Energy Corporation and U.S. Stock Transfer Corporation, as Rights Agent (incorporated by reference to Exhibit 4.1 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)

(e)(5)	Note Redemption Agreement, dated April 23, 2007, by and among PYR Energy Corporation, Samson Investment Company and the holders of the convertible notes named therein (incorporated by reference to Exhibit 10.2 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)

(e)(6)	Form of Change of Control Severance Agreement, dated April 20, 2007 (incorporated by reference to Exhibit 10.3 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)

(e)(7)	Form of Amendment No.1 to Change of Control Severance Agreement, dated April 23, 2007 (incorporated by reference to Exhibit 10.4 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)

(e)(8)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder (2)

(1)	Previously filed as an exhibit to PYR Energy’s Schedule 14D-9 filed with the SEC on April 11, 2007

(2)	Previously filed as an exhibit to PYR Energy’s Amendment No. 2 to Schedule 14D-9 filed with the SEC on April 30, 2007

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PYR ENERGY CORPORATION
/s/ Kenneth R. Berry Jr.
Kenneth R. Berry Jr.
Chief Executive Officer

Date: May 30, 2007

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